To the Board of Trustees of
INTRUST Funds Trust
     and the
Securities and Exchange Commission:


We have examined management's assertion about the INTRUST Funds Trust (the Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 30, 1998 and for the period from July 31, 1998 through October 30, 1998, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 30, 1998 and for the period from July 31, 1998 (the date of our last examination) through October 30, 1998, with respect to securities transactions, without prior notice to management:

     1. Confirmation of all securities held as of October 30, 1998 by institutions in book entry form by the Federal Reserve Bank and the Bank of New York;

     2.  Verification    of    all    securities    purchased/sold    but    not
         received/delivered and securities in transit as of October 30, 1998 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and the INTRUST Bank, N.A.;

     4. Confirmation of all repurchase agreements as of October 30, 1998 with brokers/banks and agreement of underlying collateral with the INTRUST Bank, N.A. records. The Funds held no repurchase agreements as of October 30, 1998; and

     5. Agreement of 16 selected security purchases and 14 selected security sales since our last report date from the books and records of the Funds to broker confirmations during the period from July 31, 1998 through October 30,1998.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 30, 1998 and for the period from July 31, 1998 through October 30, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of The Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




Columbus, Ohio
December 1, 1998